Exhibit 99.1
PRESS RELEASE

Cascades Inc. 404 Marie-Victorin Blvd. P.O. Box 30 Kingsey Falls (Quebec) Canada J0A 1B0	Telephone: 819-363-5100 Fax: 819-363-5155 www.cascades.com
Cascades Announces Additional Purchase of Certain 7 1/4% Senior Notes due 2013
and 6 3/4% Senior Notes due 2013 in Cash Tender Offer
KINGSEY FALLS, QUEBEC, CANADA, December 17, 2009 — Cascades Inc. (CAS on the Toronto Stock Exchange), a leader in recovery and in green packaging and tissue paper products, announced today that, in accordance with the terms of its wholly owned subsidiary Cascades Tenderco Inc.’s previously announced amended tender offer for any and all of Cascades’ outstanding 7 1/4% Senior Notes due 2013 (the “7 1/4% Notes”) and 6 3/4% Senior Notes due 2013 (the “6 3/4% Notes” and, together with the 7 1/4% Notes, the “Existing Notes”), Cascades Tenderco has purchased an additional approximately $31.2 million aggregate principal amount of 7 1/4% Notes tendered after the Early Tender Date of 5:00 p.m. on December 2, 2009 and prior to 9:00 a.m. on December 17, 2009 and has also purchased approximately $187.9 million of 6 3/4% Notes tendered from the commencement of the tender offer and prior to 9:00 a.m. on December 17, 2009. Approximately $120.1 million aggregate principal amount of 7 1/4% Notes and $62.1 million aggregate principal amount of 6 3/4% Notes remain outstanding, which may be validly tendered and accepted for purchase during the remainder of the tender period, as discussed below.
The tender offer will expire at 9:00 a.m., Eastern Time, on December 23, 2009. At that time, Cascades Tenderco expects to accept for purchase any and all remaining 7 1/4% Notes and 6 3/4% Notes validly tendered after 9:00 a.m. on December 17, 2009 and prior to expiration for total consideration equal to, in the case of the 7 1/4% Notes, $1,020.00 for each $1,000 principal amount of such 7 1/4% Notes and, in the case of the 6 3/4% Notes, $1,011.25 for each $1,000 principal amount of such 6 3/4% Notes.
This announcement does not constitute an offer to buy or the solicitation of an offer to sell any of the Existing Notes in any jurisdiction or in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Certain statements in this release are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for Cascades’ products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Cascades’ Securities and Exchange Commission filings.
Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. Cascades’ shares trade on the Toronto stock exchange under the ticker symbol CAS.
For further information:
Didier Filion,
Director, Investor Relations
Cascades
514-282-2697
Source:
Christian Dubé
Vice-President and Chief Financial Officer